November 13, 2012

Pradip Bhaumik, Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 0-22418

Dear Mr. Bhaumik:

This letter confirms that Itron, Inc. (the “Company”) received the November 1 comment letter (“Comment Letter”) from the staff of the Securities and Exchange Commission (“Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.  The Comment Letter requests a response within 10 business days.  The Company requires additional time to respond to the Comment Letter; to ensure that our responses reflect the input of all necessary personnel and are therefore complete and accurate, we intend to file the Company’s response by November 30, 2012.

If you have any questions with respect to the foregoing, please contact me at (509) 891-3295.

Sincerely,

/s/ Shannon M. Votava
Shannon M. Votava
Vice President and General Counsel

SMV:mel

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com